SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of December, 2008

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

 (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

Guidance 4Q08 (USGAAP)

Votorantim Celulose e Papel (BOVESPA: VCPA4 and NYSE: VCP) reports the main projections that will guide its future quarterly and annual results in USGAAP. It should be emphasized, however, that the forecasts contained herein may differ from reality due to macroeconomic conditions, market risks, and other factors. This material is not intended to be the sole basis for assessing VCP’s performance, nor is it intended to contain all the information necessary for such assessment. It does, however, reinforce the Company’s strong commitment to transparency and its strong relationship with the investment community. This report assumes an average exchange rate of R$2.2741/US$ for 4Q08, 36% up from 3Q08 (R$1.6687/US$) and 28% above 4Q07 (R$1.7828/US$). The assumed exchange rate for the end of the period is R$2.30/US$, 20% higher than 3Q08 (R$1.9143/US$) and 30% above 4Q07 (R$1.7713/US$).

Pulp Business

International Pulp Market
The worsening of the world financial crisis during the second half of September resulted in an imbalance of the pulp market. October inventories reached 47[1] days of supply (vs 44 days in September) while on the other hand, buyers inventories were 24[2] days, below the historical parameter of 32 days. This scenario lead pulp producers to promote production stoppages, in order to adjust the volume of pulp in the supply chain. At the beginning of November, VCP interrupted its production at Jacareí unit during 7 days in order to better manage inventories.

Pulp demand growth[3], which is still adversely affected by the decrease of credit availability, should decline from 2.4% in 2007 to 1.4% in 2008. However hardwood fiber demand may reach an increase of 5.3% in 2008, while softwood fiber is expected to decreased 1,9%.
During the 4Q08, the major demand retraction was noticed in China, which accounted for 14% of VCP pulp sales from January to September.

VCP pulp sales, volume and price
The latest pulp list price references were at the following levels: US$685/ton in North America, US$620-640/ton in Europe and US$460-480/ton in China. The decrease in prices when compared to 3Q08 reflects also a correction of the US Dollar appreciation against the Euro. With regarding the prices in Reais, the 36% depreciation of local currency more than offset the decrease of average prices in US Dollars of approximately 24%. However, in local currency prices are 4% and 7% higher than 3Q08 and 4Q07, respectively.

VCP total pulp volume sold in 4Q08 should reach 283 thousands tons vs 268 thousands tons in 3Q08 (+6%) and 7% below 4Q07, totaling approximately 1.190 thousands tons in 2008, 8% above the previous year. VCP’s good operational performance during the year and the high level of performance in its commercial contracts, allowed accumulated sales of 2008 to be line with our guidance, despite the global crises.

Paper Business

Paper market
Historically and according to the business cycle, it is observed an increase in paper demand during the second half of the year, pushed by a larger number of advertising campaigns (more commemorative dates and end of the year celebrations), school notebook segment and Federal Government programs, when VCP reduces the inventories that were strategically accumulated during the first half of the year. In addition, the depreciation of local currency improves the competitiveness of local paper producers in both domestic and international markets. This environment allowed VCP to reduce paper inventories at a lower level than December 2007.

Therefore, 4Q08 paper sales volume should be about 105 thousands tons, an expected reduction of 4% as compared to 3Q08, and practically stable with 4Q07.

VCP’s paper sales
The sales breakdown (in volumes) should be: 44% uncoated, 25% coated and 31% others / specials. Although we expect a 2% increase in uncoated paper share, whose price in local currency remained almost stable during the quarter, the increase in average price in Reais of coated/specials papers and the better profitability of exports (due to exchange rate) should result in an increase of 6% in the average price in Reais in 4Q08 when compared to 3Q08 and 8% higher than 4Q07. In US Dollars average prices should decline about 22% and 15% when compared to 3Q08 and 4Q07, respectively, due to the depreciation of the currency since our sales are mostly in the domestic market.

For the year-end, we expect a sales volume of approximately 390 thousand tons, 3% above our previous guidance.

1 Source: PPPC October 2008
2 Source: Utipulp
3 Source: Hawkins Wright

Guidance 1 / 2

Results

Cash Cost
The improvement of our industrial performance, as a result of the higher operational stability, contributed to a decrease in the consumption of steam and other fuels (oil and natural gas), since there was more availability of black liquor to be burned in the recovery boilers. Furthermore we experienced a reduction on the consumption of chemicals products such as caustic soda and chloride dioxide. Together, these events should generate a reduction of approximately US$9.7/ton in 4Q08 cash cost. This decrease more than offset the lower dilution of fixed costs, a consequence of the commercial stoppage during November, which resulted in a reduction of 28 thousand tons in the quarter’s production.

Unlike 3Q08, when cash cost was impacted by the maintenance stoppage costs, we estimate a cash cost of about US$238/ton in 4Q08, in line with expectations.

Consolidated EBITDA w/ 50% of Conpacel
The corporate restructuring occurred during the 4Q08 with the objective to adjust VCP to the global economy slowdown scenario resulted in an additional administrative expense of about US$4.4 millions. This amount is non recurrent and during the following quarters the positive effects of this restructuring should be noticed.

The 48% decrease in average oil price (WTI) in dollars during 4Q08 when compared to 3Q08 has not yet been totally reflected in selling expenses and it was partially impacted by the Real devaluation during the period. This should result in selling expenses remaining at the same levels of 3Q08 (as a percentage of Net Sales).

Ebitda margin should reach about 29% on this quarter. Not considering the non recurrent items effect of the re-structuring provision, the margin should be approximately 30%.

Financial Result and Derivatives
The 4Q08 net financial result should be negative in approximately US$360 millions, of which US$230 millions referring to correction of Real depreciation on dollar denominated debt, without immediate cash impact and US$88 millions from market to market adjustment of derivatives instruments.

On December 19th VCP holds a net sold position in dollars (notional) of US$264 millions in target forward (already considering the 2x leverage) and US$18 millions in NDF (not leveraged derivative). These are conservative positions and in line with our internal policy.

We reaffirm that market volatility during the last months did not affected VCP capacity to re-finance its debt and to obtain previously committed financings.

Aracruz
Regarding the acquisition of Aracruz shares, VCP was informed by its controlling shareholders that the discussions remain ongoing. VCP will keep the market informed as soon as the company has further information.

IR Team	Investor Relations
Paulo Prignolato	Phone: (55 11) 2138-4287
CFO and IR Officer	4168
Gustavo Barreira, IR Manager	4361
Mara Dias, IR Coordinator	Fax: (55 11) 2138-4066
Anna Laura, IR Analyst	Email: ir@vcp.com.br
Livia Lourenço, Intern	Web: www.vcp.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to the growth prospects of VCP. These are merely projections and, as such, are based exclusively on the expectations of VCP’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in VCP’s filed disclosure documents and are, therefore, subject to change without prior notice.

Guidance 2 / 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: December 19, 2008	By:	/s/ Paulo Prignolato
Paulo Prignolato
Title Chief Financial Officer